SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Destination Maternity Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25065D100

(CUSIP Number)

Jeffrey Symons

Jones Day

222 East 41st Street

New York, New York 10017

(212) 326-3939

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25065D100

1	NAMES OF REPORTING PERSONS Orchestra-Premaman S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,922,820
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,922,820

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,922,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON (see Instructions) CO

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CUSIP No. 25065D100

1	NAMES OF REPORTING PERSONS Yeled Invest S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,922,820
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,922,820

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,922,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON (see Instructions) CO

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Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 14, 2015 (the “Original Schedule 13D”) by Orchestra-Premaman S.A. (“Orchestra-Premaman”) and Yeled S.A. (“Parent” and, together with Orchestra-Premaman, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (“DM Common Stock”), of Destination Maternity Corporation, a Delaware corporation (the “Issuer”). Capitalized terms not defined in this Amendment No. 1 have the respective meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is amended and restated as follows:

The aggregate purchase price for the 1,922,820 shares of DM Common Stock acquired by Orchestra-Premaman is approximately $17,313,004. The purchases were funded by cash on hand.

The information set forth in Item 4 of the Original Schedule 13D is incorporated herein by reference.

Item 4. Interest in Securities of the Issuer

On February 8, 2016, Orchestra-Premaman sent a letter to the Board of Directors of the Issuer reaffirming its proposal to acquire 100% of the capital stock of the Issuer and addressing certain points that the Issuer made in its December 14 press release rejecting Orchestra-Premaman’s proposal. In addition, Orchestra-Premaman indicated that it is prepared to increase the cash component of its offer by 50%, to $37.5 million, which would translate into $2.6664 in cash and 0.0596 shares of Orchestra-Premaman common stock for each share of the Issuer’s Common Stock. The foregoing summary does not purport to be a complete description of the February 8, 2016 letter, a copy of which is attached as Exhibit 2.1 to this Amendment No. 1 and incorporated herein by reference.

No assurance can be given that any business combination or other transaction will be consummated.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is amended and restated as follows:

(a) — (b) As of February 8, 2016, Orchestra-Premaman is the beneficial owners of, and has shared power to vote, dispose or direct the disposition of 1,922,820 shares of DM Common Stock, representing 13.9% of the outstanding shares of DM Common Stock.

As of February 8, 2016, Parent, as a result of its ownership of a controlling interest in Orchestra-Premaman, is deemed to beneficially own and have shared power to vote, dispose or direct the disposition of 1,922,820 shares of DM Common Stock, representing 13.9% of the outstanding shares of DM Common Stock.

The percentages of the outstanding shares set forth above were calculated based on 13,858,438 shares of DM Common Stock outstanding as of November 27, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on December 3, 2015.

Except as set forth in this Item 5(a) – (b), none of the Reporting Persons, and, to the best of their knowledge, none of the persons named in Annex A to the Original Schedule 13D beneficially owns any shares of DM Common Stock.

(c)   Information concerning transactions in shares of DM Common Stock effected during the past 60 days is set forth in Exhibit 99.1 to this Amendment No. 1 and incorporated herein by reference.

(d) — (e)  Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit 2.1	Letter dated February 8, 2016 from Orchestra-Premaman to the Issuer
Exhibit 99.1	Transactions in DM Common Stock Effected During the Past 60 Days

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After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Amendment No. 1 is true, complete and correct.

ORCHESTRA-PREMAMAN S.A.

By:	/s/Pierre Mestre
Name: Pierre Mestre
Title: Chairman

YELED INVEST S.A.

By:	/s/Fons Mangen
Name: Fons Mangen
Title: Director

By:	/s/Carine Reuter-Bonert
Name: Carine Reuter-Bonert
Title: Director

Dated: February 8, 2016

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